SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2010

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A.

Corporate Taxpayer’s ID (CNPJ/MF)# 00.108.786/0001-65

Corporate Registry ID (NIRE)#35.300.177.240

Publicly-held company

Rua Verbo Divino nº 1356 - 1º andar, São Paulo-SP

NOTICE TO THE MARKET

Net Serviços de Comunicação S.A. (“Company”), a publicly-held company, headquartered in the city and State of São Paulo, at Rua Verbo Divino, 1356 - 1º andar, Chácara Santo Antônio, inscribed in the corporate roll of taxpayers (CNPJ/MF) under no. 00.108.786/0001-65, publicly announces that it has hired Mr. Roberto Catalão Cardoso for the position of Chief Financial Officer. Mr. Catalão will replace Mr. João Adalberto Elek Júnior, who requested his resignation from the Company. Mr. Elek will take new professional challenges in a new industry, leaving the Telecommunications sector.

Mr. Roberto Catalão was the Controller of Embratel, where he has worked for more than 7 years and actively participated in subjects related to the Embratel and NET partnership. Mr. Catalão has a deep knowledge on the Telecommunication industry and has the mission to continue the excellent job developed by Mr. Elek and to maintain the Company’s sustainable growth strategy.

Mr. Catalão graduated in accounting from the UFRJ and completed the Corporate Finance post-graduate program from PUC/RJ. Mr Catalão has also worked for large international auditing and consulting firms. He started his carrier on a Brazilian financial institution, where worked for almost 4 years.

Mr. Marcio Minoru Miyakava, current Capital Markets Officer, will take office as Investor Relations Officer, reporting directly to the CEO, Jose Antonio Guaraldi Félix. Minoru has been with NET since 2001. Previously, he worked as treasurer and portfolio manager at Tecbens DTVM. He graduated in Business Administration from Fundação Armando Alvares Penteado and received an MBA in Finance from IBMEC/SP and is completing an MBA in Corporate Management from FGV/RJ.

São Paulo, July 30, 2010.

José Antonio Guaraldi Felix

Chief Executive Officer

Net Serviços de Comunicação S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: July 30, 2010

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.